March 10, 2025

Nicolas Lin
Chief Executive Officer
Aether Holdings, Inc.
1441 Broadway, 30th Floor
New York, NY 10018

       Re: Aether Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 27, 2025
           File No. 333-284081
Dear Nicolas Lin:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Dilution, page 35

1. Please revise to state that you have a net tangible deficit rather than net tangible book value for the period presented.
 March 10, 2025
Page 2

        Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jeff Kauten at 202-551-
3447 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Lawrence A. Rosenbloom, Esq.